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                         July 21, 2023

       David Morris
       Chief Financial Officer
       Guardian Pharmacy, LLC
       300 Galleria Parkway SE
       Suite 800
       Atlanta, Georgia 30339

                                                        Re: Guardian Pharmacy,
LLC
                                                            Amendment No. 5 to
Draft Registration Statement on Form S-1
                                                            Submitted July 12,
2023
                                                            CIK No. 0001802255

       Dear David Morris:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 5 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Our Financial Performance and Growth, page 2

   1.                                                   Please include net
income and net income CAGR, alongside adjusted EBITDA
                                                        and adjusted EBITDA
CAGR, in the chart presented on page 2. Refer to Item
                                                        10(e)(1)(i)(A) of
Regulation S-K.
 David Morris
FirstName  LastNameDavid
Guardian Pharmacy,  LLC Morris
Comapany
July       NameGuardian Pharmacy, LLC
     21, 2023
July 21,
Page  2 2023 Page 2
FirstName LastName
      Please contact Angela Lumley at (202) 551-3398 or Rufus Decker at (202)
551-
3769 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Mark L. Hanson